FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of January 2003.
Total number of pages:6.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number		Page Number

1.	[NPF Establishes New Fund with Incs, Inc.]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Director

Date:	January 20, 2003

Tokyo, 17 January 2003

NPF Establishes New Fund with Incs, Inc.

Nomura Principal Finance Co., Ltd. (NPF), a wholly owned subsidiary of Nomura Holdings, Inc. (NHI), and Incs, Inc. (Incs) announced today that they will establish a joint fund. The ‘Raicho Fund’ aims to break new ground in the mold and die industry.

The mold and die industry is the mother industry of manufacturing, and molds and dies are an essential part of the manufacturing industry. The Fund will invest in mold and die manufacturers with sophisticated production capabilities. The Fund hopes to raise the corporate value of companies it invests in and strengthen the industry through a combination of Incs’ sophisticated production systems and NPF’s extensive industry knowledge and cutting-edge financial know-how.

Since it was established in 1990, Incs has been building 3D CAD/CAM driven tool production systems. Incs’ dominant strength lies in its ability to reduce product development time through the use of IT and standardization in tool design and manufacturing. Incs utilizes its vast in-house know-how to help boost the productivity of the companies in which it invests. On this occasion, NPF will provide financial and management support.

Please see attached for the outline of the Fund.

Outline of the Fund

Fund name:	Raicho Fund Investment Partnership 1
Fund type:	Partnership organized under the Japanese Civil Code
Managing partner:	Nippon Monozukuri Capital Co., Ltd.
Non-managing partners:	Nomura Principal Finance Co., Ltd., Incs, Inc., etc.
Investment target:	Companies / operations involved in tool design and manufacturing
Investment:	10 billion yen
Investment period:	8 years
Advisors:	Professor Akihiro Okumura, Graduate School of Business Administration, Keio University Professor Yotaro Hatamura, Emeritus Professor of the University of Tokyo, Professor of Kogakuin University

Nippon Monozukuri Capital Co., Ltd.

Capital:	80 million yen (planned)
President:	Shinjiro Yamada (President & CEO, Incs, Inc.)
Business activities:	Management of partnership assets

Incs, Inc.

Established:	July 1990
Capital:	87.15 million yen
President:	Shinjiro Yamada
Business activities:	3D CAD design consulting services, production of prototypes by stereolithography, tool design and manufacturing, 3D CAD training, consulting services for rapid product development process
No. employees:	220 employees

Nomura	Principal Finance Co., Ltd.

Established:	July 2000
Capital:	5.4 billion yen
President:	Yoshifumi Kawabata
Business activities:	Principal finance business
No. employees:	21 employees

Ends

For further information please contact:

Name	Company	Telephone

Toshiyasu Iiyama	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591
Ryugo Matsuo	Corporate Communications Dept., Nomura Group Headquarters	+ 81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.